SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                  No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2010, incorporated by reference herein:
Exhibit
99.1
Release dated March, 16, 2010, entitled “DRDGOLD GRANTED A 28-DAY EXTENSION
OF THE BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”)
PROVISIONAL JUDICIAL MANAGEMENT ORDER”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 16,  2010                                                            By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

DRDGOLD GRANTED A 28-DAY EXTENSION OF THE BLYVOORUITZICHT GOLD
MINING COMPANY LIMITED (“BLYVOOR”) PROVISIONAL JUDICIAL
MANAGEMENT ORDER
On the 19
th
of November 2009 the Master of the High Court appointed four provisional judicial managers to manage the affairs of Blyvoor until today when they were required to submit an interim report to the High Court of South Africa (“High Court”).
The High Court today (16 March 2010) extended the provisional judicial management order granted on 10 November 2009 to the 13
th
of April 2010 to enable the judicial managers to compile and file a report on the affairs of Blyvoor.
Blackheath
16 March 2010

Sponsor:  One Capital